Exhibit 99.3

Deloitte & Touche LLP Certified Public Accountants Suite 1200 201 E. Kennedy Blvd. Tampa, FL 33602-4990 USA

Tel: +1 813 273 8300 www.deloitte.com
February 9, 2007
Securities Regulatory Authorities
(Listed on Appendix A)
Dear Sirs:

Re:	Notice of Change of Auditors dated March 1, 2007 with respect to Gerdau Ameristeel Corp.
With respect to the above-noted Notice of Change of Auditors, we have read the Notice of Change of Auditors for Gerdau Ameristeel Corp. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Deloitte & Touche LLP as successor auditor.
Yours sincerely,

cc:	The Board of Directors, Gerdau Ameristeel Corp. PricewaterhouseCoopers

Member of Deloitte Touche Tohmatsu

Appendix A
Securities Regulatory Authorities
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorite Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Department of Justice, Government of Yukon
Registrar of Securities, Department of Justice, Government of Nunavut